PROGRESS SOFTWARE CORPORATION
14 Oak Park
Bedford, Massachusetts 01730

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Progress Software Corporation (the "Company") will be held on Thursday, April 24, 2003, commencing at 10:00 A.M., local time, at the principal executive offices of the Company, 14 Oak Park, Bedford, Massachusetts 01730, for the following purposes:

1. To fix the number of directors constituting the full Board of Directors of the Company at six;

2. To consider and vote upon the election of six directors;

3. To transact such other business as may properly come before the meeting and any adjournment thereof.

The Board of Directors has fixed the close of business on February 27, 2003 as the record date for determination of shareholders entitled to receive notice of and vote at the meeting and any adjournment thereof.

By Order of the Board of Directors,

James D. Freedman
Clerk

March 24, 2003

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY AS SOON AS POSSIBLE. A POSTAGE-PAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

PROGRESS SOFTWARE CORPORATION
14 Oak Park
Bedford, Massachusetts 01730

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Progress Software Corporation (the "Company") of proxies for use at the 2003 Annual Meeting of Shareholders (the "2003 Annual Meeting") to be held on April 24, 2003, at 10:00 A.M., local time, at the principal executive offices of the Company, 14 Oak Park, Bedford, Massachusetts 01730. It is anticipated that this Proxy Statement and the accompanying form of proxy will first be mailed to shareholders on or about March 24, 2003.

At the 2003 Annual Meeting, the shareholders of the Company will be asked to consider and vote upon the following matters:

1. To fix the number of directors constituting the full Board of Directors of the Company at six;

2. To consider and vote upon the election of six directors;

3. To transact such other business as may properly come before the meeting and any adjournment thereof.

The information contained in the "Audit Committee Report" on pages 10 and 11, the "Compensation Committee Report" on pages 12 and 13 and the "Stock Performance Graph" on page 14 shall not be deemed "filed" with the Securities and Exchange Commission (the "Commission") or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended.

VOTING PROCEDURES

Only holders of record of Common Stock outstanding at the close of business on February 27, 2003 are entitled to vote at the 2003 Annual Meeting and any adjournment thereof. As of that date, there were 33,357,314 shares outstanding and entitled to vote. Each outstanding share entitles the holder to one vote on any proposal presented at the meeting.

Any shareholder who has given a proxy may revoke it at any time prior to its exercise at the 2003 Annual Meeting by giving written notice of such revocation to the Clerk of the Company, by signing and duly delivering a proxy bearing a later date or by attending and voting in person at the 2003 Annual Meeting. Duly executed proxies received and not revoked prior to the meeting will be voted in accordance with the instructions indicated in the proxy. If no instructions are indicated, such proxies will be voted FOR the proposal to fix the number of directors constituting the full Board of Directors at six, FOR the election of the nominees for director named in the proxy and in the discretion of the proxies as to other matters that may properly come before the 2003 Annual Meeting.

Votes withheld from any nominee for election as director, abstentions and broker "non-votes" will be counted as present or represented at the meeting for purposes of determining the presence or absence of a quorum for the meeting. A broker "non-vote" occurs when a broker or other nominee who holds shares for a beneficial owner withholds its vote on a particular proposal with respect to which it does not have discretionary voting power or instructions from the beneficial owner. Abstentions and broker "non-votes" with respect to a proposal are not included in calculating the number of votes cast on the proposal and therefore do not have the effect of voting against the proposal. An automated system administered by the Company's transfer agent tabulates the votes.

The Board of Directors of the Company knows of no other matters to be presented at the meeting. If any other matter should be presented at the meeting upon which a vote properly may be taken, shares represented by all proxies received by the Board of Directors will be voted in accordance with the judgment of the persons named as proxies.

ELECTION OF DIRECTORS

The Company's by-laws provide for a Board of Directors, the number of which shall be fixed from time to time by the shareholders of the Company, and may be enlarged or reduced by vote of a majority of the Board of Directors. Currently the Board of Directors is comprised of seven members. The Board of Directors has recommended that the number of directors be fixed at six and has nominated for election as directors Joseph W. Alsop, Larry R. Harris, Roger J. Heinen, Jr., Michael L. Mark, Scott A. McGregor and Amram Rasiel, each of whom is currently a director of the Company. The term of office of Arthur J. Marks, who is currently a director of the Company, will expire at the 2003 Annual Meeting. Mr. Marks has advised the Company that he does not intend to stand for reelection as director. Each director elected at the 2003 Annual Meeting will hold office until the next Annual Meeting of Shareholders or special meeting in lieu thereof and until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. There are no family relationships among any of the executive officers or directors of the Company.

Each of the nominees has agreed to serve as a director if elected, and the Company has no reason to believe that any nominee will be unable to serve. In the event that one or more nominees should become unwilling or unable to serve, however, the persons named in the enclosed proxy will vote shares represented by proxy for such other person or persons as may thereafter be nominated for director by the Board of Directors of the Company.

If a quorum is present at the meeting, a majority of the votes properly cast will be required to fix the number of directors at six and a plurality of the votes properly cast will be required to elect a nominee to the office of director.

The Board of Directors recommends that you vote FOR fixing the number of directors at six and FOR the election of the six individuals named below as directors of the Company.

Nominee	Age	Present Principal Employer and Recent Business Experience
Joseph W. Alsop..............	57	Mr. Alsop, a founder of the Company, has been a director and Chief Executive Officer of the Company since its inception in 1981.
Larry R. Harris...............	55	Mr. Harris has been a director of the Company since January 1995. Mr. Harris is a founder of EasyAsk, Inc. ("EasyAsk"), a software maker of information retrieval solutions, and has been its Chairman since 1996.
Roger J. Heinen, Jr.	52	Mr. Heinen has been a director of the Company since March 1999. Mr. Heinen is a Managing Director of Flagship Ventures, a venture capital company. Mr. Heinen formerly served as Senior Vice President, Developer Division, Microsoft Corporation. Mr. Heinen is also a director of ANSYS Inc.
Michael L. Mark	57	Mr. Mark has been a director of the Company since July 1987. Mr. Mark is a private investor and principal of Walnut Venture Associates, an early stage technology funding partnership. Mr. Mark is also a director of Netegrity, Inc.
Scott A. McGregor	46	Mr. McGregor has been a director of the Company since March 1998. Mr. McGregor is President and CEO of Philips Semiconductors. From 1998 to 2001 he was Senior Vice President and General Manager of Philips Electronics, North America.
Amram Rasiel.................	73	Mr. Rasiel has been a director of the Company since April 1983. Mr. Rasiel is a private investor.

THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

The Board of Directors of the Company held five meetings during the fiscal year ended November 30, 2002. No director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and of any committee of the Board of Directors on which he served. There are two standing committees of the Board of Directors, the Audit Committee and the Compensation Committee. The Board of Directors does not have a nominating committee.

The Audit Committee, of which Messrs. Heinen, Mark and Rasiel are members, assists the Board of Directors in fulfilling its oversight responsibilities relating to the financial information which will be provided to shareholders and others, the internal control system which management and the Board of Directors have established, the independence and performance of the independent auditors and the audit process. The Audit Committee operates under a written charter adopted by the Board of Directors. The Audit Committee is monitoring developments related to the Sarbanes-Oxley Act of 2002 and corporate governance practices and intends to recommend to the Board of Directors revisions to the Audit Committee charter based on final regulations to be promulgated under the Sarbanes-Oxley Act. The Audit Committee held five meetings during the fiscal year ended November 30, 2002.

The Compensation Committee, of which Messrs. Marks and McGregor are members, held one meeting during the fiscal year ended November 30, 2002. The Compensation Committee makes recommendations concerning salaries and incentive compensation for employees of the Company and determines the salaries and incentive compensation for executive officers of the Company. The Compensation Committee also administers the Company's stock plans.

DIRECTORS' COMPENSATION

Each of the Company's non-employee directors who rendered services during fiscal 2002 was awarded a grant of options to purchase 14,000 shares of Common Stock pursuant to the Company's 1997 Stock Incentive Plan and has been reimbursed, upon request, for expenses incurred in attending Board of Directors' meetings. In addition, each member of the Audit and Compensation Committees was awarded an additional grant of options to purchase 2,000 shares of Common Stock pursuant to the Company's 1997 Stock Incentive Plan. Each of these options was exercisable in full commencing on the date of grant. During fiscal 1998, Mr. McGregor was granted an option to purchase 60,000 shares of Common Stock, pursuant to the Company's 1994 Stock Incentive Plan, of which 10,000 shares vested during fiscal 2002 and which continue to vest in equal monthly installments through February 2004. Each option granted expires on the tenth anniversary of the date of grant and has an exercise price equal to the closing price of the Common Stock, as reported by the Nasdaq Stock Market, on the date of grant. Directors who are employees of the Company are not paid any separate fees and do not receive stock options for their service as a director.

SECURITY OWNERSHIP OF CERTAIN HOLDERS AND MANAGEMENT

The following table sets forth the number of shares of the Company's Common Stock beneficially owned by all persons known by the Company to be the beneficial owners of more than 5% of the Company's outstanding Common Stock, by each of the Company's current directors, by each of the executive officers named in the Summary Compensation Table appearing on pages 7 and 8, and by all executive officers and directors of the Company as a group, as of March 15, 2003.

Name and Address of Beneficial Owner(1)	Beneficially Owned Shares	
	Number	Percent
Private Capital Management, L.P.(2)	4,151,137	12.44%
Bruce S. Sherman and Gregg J. Powers 8889 Pelican Bay Blvd., Suite 500 Naples, FL 34108		
Joseph W. Alsop(3) .... 14 Oak Park Bedford, MA 01730	3,182,866	8.97%
T. Rowe Price Associates, Inc.(4) .... 100 East Pratt Street Baltimore, MD 21202	2,462,867	7.38%
Amram Rasiel(5)	514,000	1.54%
Richard D. Reidy(6)	426,033	1.26%
David G. Ireland(7)	357,973	1.06%
Norman R. Robertson(8)	318,071	*
Michael L. Mark(9)	170,000	*
Arthur J. Marks(10)	108,451	*
Scott A. McGregor(11)	98,500	*
Larry R. Harris(12)	91,000	*
Gregory J. O'Connor(13)	64,593	*
Roger J. Heinen, Jr.(14)	64,000	*
All executive officers and directors as a group (14 persons)(15)..	5,548,701	14.90%

*   Less than 1%

(1) All persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the other information contained in the footnotes to this table.

(2) Derived from Schedule 13G/A filed February 14, 2003. The persons named reported beneficial ownership of the following shares: Private Capital Management, L.P. (4,151,137); Bruce S. Sherman (4,195,287); and Gregg J. Powers (4,151,137). Mr. Sherman is CEO of Private Capital Management ("PCM") and Mr. Powers is President of PCM. In these capacities, Messrs. Sherman and Powers exercise shared dispositive and shared voting power with respect to shares held by PCM's clients and managed by PCM. Messrs. Sherman and Powers disclaim beneficial ownership for the shares held by PCM's clients and disclaim the existence of a group.

(3) Includes 2,127,150 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2003.

(4) Derived from Schedule 13G/A dated February 11, 2003. These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(5) Includes 104,000 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2003.

(6) Includes 423,646 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2003.

(7) Includes 351,663 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2003.

(8) Includes 296,394 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2003.

(9) Includes 104,000 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2003.

(10) Includes 104,000 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2003.

(11) Includes 86,500 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2003.

(12) Represents shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2003.

(13) Includes 60,765 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2003.

(14) Represents shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2003.

(15) Includes 3,956,594 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2003.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership of, and transactions in, the Company's securities with the Securities and Exchange Commission. This information is also filed with the Nasdaq Stock Market. Such directors, executive officers and ten-percent shareholders are also required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms received by it, and on written representations from certain reporting persons, the Company believes that with respect to the fiscal year ended November 30, 2002, its directors, officers and ten-percent shareholders complied with all applicable Section 16(a) filing requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has invested a total of approximately $1.3 million in the preferred stock of EasyAsk, representing an aggregate interest in EasyAsk of less than 5%. The Company wrote down the carrying amount of this investment to its estimated fair value of $0.3 million during fiscal 2002. Mr. Larry R. Harris, a director of the Company, is a founder and Chairman of EasyAsk.

EXECUTIVE COMPENSATION

The following table sets forth a summary of the compensation earned by (i) the Company's Chief Executive Officer and (ii) the Company's four most highly compensated executive officers other than the CEO during the 2002 fiscal year (collectively, the "Named Executive Officers"), for services rendered in fiscal 2002, 2001 and 2000.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation Salary($)	Bonus($)	Long Term Compensation Awards Securities Underlying Options/SARs(#)(1)	All Other Compensation ($)(2)
Joseph W. Alsop	2002	$350,000	$260,000	250,000	$32,944
Chief Executive Officer	2001	$350,000	$152,750	250,000	$27,305
	2000	$350,000	$270,000	250,000	$43,959
David G. Ireland	2002	$297,499	$163,353	150,000	$25,795
President, the Progress Company	2001	$286,666	$101,609	150,000	$18,935
	2000	$258,750	$100,879	120,000	$19,826
Gregory J. O'Connor	2002	$244,968	$ 97,500	—(3)	$19,146
President, Sonic Software	2001	$205,000	$ 68,250	—(3)	$11,574
	2000	$183,750	$ 39,501	50,000	$11,818
Richard D. Reidy	2002	$246,666	$131,204	100,000	$19,482
Senior Vice President, Product	2001	$236,706	$ 70,512	100,000	$14,551
and Business Development	2000	$213,750	$ 76,796	50,000	$16,824
Norman R. Robertson	2002	$245,792	$130,808	100,000	$20,798
Senior Vice President,	2001	$239,166	$ 67,791	100,000	$15,866
Finance and Administration	2000	$230,500	$ 70,201	80,000	$18,541
and Chief Financial Officer					

(1) The Company did not make any restricted stock awards, grant any stock appreciation rights or make any long-term incentive plan payouts during fiscal 2002, 2001 or 2000.

(2) The amounts disclosed in this column include:

    (a) Company contributions for fiscal 2002 of $11,000 to a defined contribution plan, the Progress Software Corporation 401(k) Plan (the "401(k) Plan") for each of the Named Executive Officers.

    (b) Payments by the Company for fiscal 2002 401(k) Plan matching contributions in excess of participation limits imposed on higher-paid individuals under federal tax law, as follows: Mr. Alsop, $19,164; Mr. Ireland, $12,961; Mr. O'Connor, $6,944; Mr. Reidy, $8,055; and Mr. Robertson, $7,842.

(c) Payments by the Company in fiscal 2002 of elected taxable long term disability insurance premiums for the benefit of the following executive officers: Mr. Alsop, $975; Mr. O'Connor, $741; and Mr. Robertson, $975.

(d) Imputed income in fiscal 2002 of term life insurance premiums for the benefit of the following executive officers: Mr. Alsop, $1,805; Mr. Ireland, $1,834; Mr. O'Connor $461; Mr. Reidy, $427; and Mr. Robertson, $981.

(e) Company contributions for fiscal 2001 to the 401(k) Plan of $7,650 for each of the Named Executive Officers.

(f) Payments by the Company for fiscal 2001 401(k) Plan matching contributions in excess of participation limits imposed on higher-paid individuals under federal tax law, as follows: Mr. Alsop, $16,875; Mr. Ireland, $9,382; Mr. O'Connor, $3,408; Mr. Reidy, $6,474; and Mr. Robertson, $6,275.

(g) Payments by the Company in fiscal 2001 of elected taxable long term disability insurance premiums for the benefit of the following executive officers: Mr. Alsop, $975; Mr. O'Connor, $160; and Mr. Robertson, $975.

(h) Imputed income in fiscal 2001 of term life insurance premiums for the benefit of the following executive officers: Mr. Alsop, $1,805; Mr. Ireland, $1,903; Mr. O'Connor, $356; Mr. Reidy, $427; and Mr. Robertson, $966.

(i) Company contributions for fiscal 2000 to the 401(k) Plan of $8,160 for each of the Named Executive Officers.

(j) Payments by the Company for fiscal 2000 401(k) Plan matching contributions in excess of participation limits imposed on higher-paid individuals under federal tax law, as follows: Mr. Alsop, $32,861; Mr. Ireland, $10,660; Mr. O'Connor, $3,315; Mr. Reidy, $8,226; and Mr. Robertson, $8,463.

(k) Payments by the Company in fiscal 2000 of elected taxable long term disability insurance premiums for the benefit of the following executive officers: Mr. Alsop, $982; and Mr. Robertson, $952.

(l) Imputed income in fiscal 2000 of term life insurance premiums for the benefit of the following executive officers: Mr. Alsop, $1,956; Mr. Ireland, $1,006; Mr. O'Connor, $343; Mr. Reidy, $438; and Mr. Robertson, $966.

(3) During fiscal 2002, Mr. O'Connor was granted options to purchase 500,000 shares of common stock of Sonic Software Corporation, a subsidiary of the Company ("Sonic"). During fiscal 2001, Mr. O'Connor was granted options to purchase 1,100,000 shares of common stock of Sonic. Mr. O'Connor's options were granted at fair market value as established by an independent third party.

OPTION/SAR GRANTS IN FISCAL 2002

The following table sets forth certain information with respect to the grant of stock options in fiscal year 2002 to each of the Named Executive Officers.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4) | |
Name	Number of Securities Underlying Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Fiscal Year(2)	Exercise Price ($/Share)(3)	Expiration Date	5%($)	10%($)
Joseph W. Alsop	250,000(1)	8.46%	$13.24	8/1/12	$2,334,120	$5,677,318
David G. Ireland	150,000(1)	5.08%	$13.24	8/1/12	$1,400,472	$3,406,390
Gregory J. O'Connor	—	—	—	—	$ —	$ —
Richard D. Reidy	100,000(1)	3.38%	$13.24	8/1/12	$ 933,648	$2,270,930
Norman R. Robertson	100,000(1)	3.38%	$13.24	8/1/12	$ 933,648	$2,270,927

(1) These stock options vest on the date of the grant with respect to 10% of the total amount, thereafter in equal monthly installments over a 54 month period commencing on September 1, 2002.

(2) The Company granted to employees options to purchase a total of 2,955,525 shares of Common Stock in fiscal 2002. The Company granted no SARs during fiscal 2002.

(3) All options were granted at fair market value, which was determined by the Compensation Committee to be the closing price of the Common Stock on the date of grant, as reported by The Nasdaq Stock Market, National Market System.

(4) The amounts shown represent hypothetical values that could be achieved for the respective options if exercised at the end of their option terms. These gains are based on assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the respective options were granted to the date of their expiration. The gains shown are net of the option price, but do not include deductions for taxes or other expenses that may be associated with the exercise. Actual gains, if any, on stock option exercises will depend on future performance of the Common Stock, the optionholders' continued employment through the option period, and the date on which the options are exercised.

AGGREGATED OPTION/SAR EXERCISES IN LAST
FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

The following table sets forth certain information with respect to option exercises in fiscal 2002 and the value of unexercised options, as of November 30, 2002, for each of the Named Executive Officers.

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#) (1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($) (1) (2) Exercisable/ Unexercisable
Joseph W. Alsop	437,400	$3,338,058	1,990,401/589,499	$11,127,951/$552,868
David G. Ireland	19,000	$ 236,750	292,327/305,375	$ 755,719/$224,884
Gregory J. O'Connor	2,250	$ 29,994	57,765/ 4,000	$ 238,553/$ 18,658
Richard D. Reidy	—	$ —	377,920/230,858	$ 1,774,355/$247,237
Norman R. Robertson	—	$ —	251,694/212,200	$ 844,229/$178,251

(1) As of November 30, 2002 the Company had issued no SARs.

(2) Calculated on the basis of an assumed value of $13.66 per share, which was the average of the high and the low sale prices of the Company's Common Stock on November 30, 2002, as reported by the Nasdaq Stock Market, less the applicable exercise price.

EMPLOYEE RETENTION AND MOTIVATION AGREEMENTS

The Company has entered into an agreement (an "Employee Retention and Motivation Agreement") with each of the Named Executive Officers ("Covered Persons"). Each Employee Retention and Motivation Agreement provides for certain payments and benefits upon a Change in Control (as defined in such agreement) of the Company and upon an Involuntary Termination (as defined in such agreement) of the Covered Person's employment by the Company. Upon a Change in Control, the final twelve-month vesting portion of each outstanding unvested option grant held by the Covered Persons shall automatically become vested and each Covered Person's annual cash bonus award shall be fixed and guaranteed at his respective target level. Payment of such bonus will immediately occur on a pro-rata basis with respect to the elapsed part of the relevant fiscal year and the balance of such bonus will be paid at the end of such fiscal year or immediately upon Involuntary Termination of such Covered Person if such event occurs prior to the end of the relevant fiscal year. Upon Involuntary Termination of a Covered Person, the final twelve-month vesting portion of each outstanding unvested option grant held by such Covered Person shall automatically become vested. If such Involuntary Termination occurs within six months following a Change in Control then the Covered Person shall receive a lump sum payment equal to nine months of target compensation and such Covered Person's benefits shall continue for nine months. If such Involuntary Termination occurs after six months but prior to twelve months following a Change in Control then the Covered Person shall receive a lump sum payment equal to six months of target compensation and such Covered Person's benefits shall continue for six months.

AUDIT COMMITTEE REPORT

In accordance with its written charter, the Audit Committee assists the Board of Directors (the "Board") in fulfilling its oversight responsibilities relating to the financial information which will be provided to the shareholders and others, the internal control system which management and the Board have established, the independence and performance of the independent auditors and the audit process. Each member of the Audit Committee is independent as defined by the Nasdaq Stock Market's listing standards.

Management is responsible for the internal controls, preparation, and integrity of the Company's financial statements. The Company's independent auditors, Deloitte & Touche LLP, are responsible for performing an audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and issuing an opinion on the financial statements. The Audit Committee has met and held discussions with management and the independent auditors regarding the internal controls, financial reporting practices and the audit process of the Company.

The Audit Committee obtained from Deloitte & Touche LLP the written disclosures and letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees". The Audit Committee and Deloitte & Touche LLP have also discussed such disclosures and letter, as well as the independence of Deloitte & Touche LLP.

The Audit Committee reviewed and discussed the audited consolidated financial statements of the Company for the fiscal year ended November 30, 2002 with management and the independent auditors. Management has represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee reviewed and discussed with Deloitte & Touche LLP the communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended, and discussed the results of the independent auditors' examination of the financial statements.

Based on the above-mentioned reviews and discussions with management and the independent auditors, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the fiscal year ended November 30, 2002, for filing with the Securities and Exchange Commission.

> Michael L. Mark, Chairman
> Roger J. Heinen, Jr.
> Amram Rasiel

PRINCIPAL ACCOUNTING FIRM FEES

Aggregate fees billed to the Company for services performed for the fiscal year ended November 30, 2002 by the Company's principal accounting firm, Deloitte & Touche LLP, are as follows:

Audit Fees	$524,000(1)
Financial Information Systems Design and Implementation Fees	$ —
All Other Fees	$531,000(2)

(1) Includes statutory audit fees related to the Company's wholly owned foreign subsidiaries as the results of these audits are utilized in the audit of the consolidated financial statements.

(2) Includes fees primarily for tax advice and tax return assistance.

The Audit Committee has considered whether Deloitte & Touche's provision of services beyond those rendered in connection with their audit and review of the Company's consolidated financial statements was compatible with maintaining their independence.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of the Compensation Committee of the Company's Board of Directors are Arthur J. Marks and Scott A. McGregor. Neither of them is or has ever been an officer or employee of the Company or of any of its subsidiaries. No member of the Compensation Committee is a party to any relationship required to be disclosed under Item 402 or Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission.

COMPENSATION COMMITTEE REPORT

The Company's executive compensation program is established by the Compensation Committee. The Company's philosophy is to reward executives based upon corporate and individual performance as well as to provide long-term incentives for the achievement of future financial and strategic goals. These goals include growth of the Company, defined primarily in terms of growth in revenue and earnings per share. It is also the Company's philosophy to base a significant portion of the executive's total compensation opportunity on performance incentives consistent with the scope and level of the executive's responsibilities.

The executive compensation program for fiscal 2002 consisted of the following three elements: (1) base salary; (2) incentive compensation in the form of annual cash bonus awards earned under the Company's Fiscal 2002 Bonus Program for Executives and Key Contributors (the "2002 Bonus Program"); and (3) equity-based long-term incentive compensation in the form of stock options. The Compensation Committee believes that executive compensation should be aligned with long-term shareholder value. Therefore, the elements of the executive compensation program are weighted such that the equity-based long-term element is potentially the most rewarding element. All elements of the executive compensation program are designed to be competitive with those of comparable technology companies. A further explanation of the elements of the executive compensation program as they relate to the CEO is provided below.

Total cash compensation is comprised of base salary and annual bonus. Base salary increases for fiscal 2002 were based upon individual and departmental contribution and performance. The 2002 Bonus Program was established by the Compensation Committee and approved by the Board of Directors. For each participant, the 2002 Bonus Program provided for a specified payment as a percentage of base salary depending on the attainment of targeted growth levels for revenue and earnings per share. The target growth levels are approved by the Board of Directors. If the Company achieves 100% of its revenue and earnings per share targets, 100% of the specified bonus is paid. More or less than 100% of the specified bonus may be paid depending on the Company's level of achievement and the Compensation Committee's assessment of the Company's strength, stability and strategic position, as well as individual contribution. Bonus awards paid in fiscal 2002 were based upon the Company's revenue achievement, earnings per share and the Compensation Committee's assessment of the Company's strength, stability and strategic position.

Total cash compensation received by Mr. Alsop increased for fiscal year 2002 compared to fiscal year 2001 by 21.3%. Mr. Alsop's increase in fiscal 2002 total cash compensation was entirely due to a higher payout of cash bonus. Mr. Alsop's bonus was based on fiscal 2002 Company accomplishments as compared to target objectives as described above. Base salary for Mr. Alsop remained the same during fiscal year 2002 as compared to fiscal year 2001.

Long-term incentive compensation, in the form of stock options, is intended to correlate executive compensation with the Company's long-term success as measured by the Company's stock price. Stock options are tied to the future success of the Company because options granted have an exercise price equal to the closing market value at the date of the grant and will only provide value to the extent that the price of the Company's stock increases above the exercise price. Since options granted generally vest monthly over a five-year period, option participants are encouraged to continue employment with the Company. Based on the foregoing considerations, during fiscal 2002, Mr. Alsop and the other Named Executive Officers received grants of stock options as disclosed in the Option Grant Table on page 9.

The Compensation Committee approved a discretionary matching contribution to the 401(k) Plan for fiscal 2002, representing up to 6% of each eligible employee's calendar year compensation, including base salary, commissions and bonus, depending on the employee's length of service with the Company and the employee's contribution level. The Named Executive Officers also received such a contribution, except that, due to limitations imposed on 401(k) matching contributions to higher-paid individuals under federal tax law, a portion of the contributions that otherwise would have been received by Mr. Alsop and the other Named Executive Officers disclosed in the Summary Compensation Table, pursuant to the 401(k) Plan were instead paid directly to such individuals. All such amounts are disclosed under "Other Compensation" in the Summary Compensation Table on pages 7 and 8.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") imposes an annual limit of $1,000,000 on tax deductions that an employer may claim for compensation of certain executives. Section 162(m) of the Code provides exceptions to the deduction limitation for "performance-based" compensation, and it is the intent of the Compensation Committee to take advantage of such exceptions to the extent feasible and in the best interests of the Company.

> Arthur J. Marks
> Scott A. McGregor

STOCK PERFORMANCE GRAPH

The following line graph compares the Company's cumulative shareholder return with that of a broad market index (Nasdaq Stock Market Index for U.S. Companies) and a published industry index (Nasdaq Computer and Data Processing Services Stocks). Each of these indices is calculated assuming that $100 was invested on November 28, 1997.

Comparative 5-Year Cumulative Total Return
Among Progress Software Corporation, Nasdaq Stock Market Index
and Nasdaq Computer and Data Processing Services Stocks



	11/97	11/98	11/99	11/00	11/01	11/02
Progress Software Corporation	$100	$185	$290	$188	$249	$197
Nasdaq Stock Market (U.S.)	$100	$123	$211	$163	$122	$ 94
Nasdaq Computer & Data Processing	$100	$145	$274	$182	$130	$106

SELECTION OF AUDITORS

The Board of Directors has selected the firm of Deloitte & Touche LLP, independent certified public accountants, to serve as the Company's independent auditors for the fiscal year ending November 30, 2003. The Company has been advised that a representative of Deloitte & Touche LLP will be present at the 2003 Annual Meeting. This representative will have the opportunity to make a statement if he desires and will be available to respond to appropriate questions presented at the meeting.

EXPENSES OF SOLICITATION

The cost of solicitation of proxies will be borne by the Company and in addition to soliciting shareholders by mail, the Company will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs in forwarding proxy materials to the beneficial owners of shares held of record by them. Directors, officers and regular employees of the Company may, without additional compensation, solicit shareholders in person or by mail, telephone, facsimile, or otherwise following the original solicitation.

PROPOSALS OF SHAREHOLDERS FOR 2004 ANNUAL MEETING

The Company anticipates that its 2004 Annual Meeting of Shareholders will be held on or about April 22, 2004. Proposals of shareholders of the Company intended to be presented at the 2004 Annual Meeting must, in order to be included in the Company's Proxy Statement and the form of proxy for the 2004 Annual Meeting, be received at the Company's principal executive offices by November 25, 2003.

Under the by-laws of the Company, any shareholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board of Directors of the Company) at the 2004 Annual Meeting, must give written notice of such proposal (including certain information about any nominee or matter proposed and the proposing shareholder) to the Clerk of the Company not less than 60 days nor more than 90 days prior to the date of the scheduled annual meeting; provided, however, that if less than 70 days' notice or prior public disclosure of the scheduled annual meeting is given or made, such notice, to be timely, must be given within 10 days following such public disclosure or mailing of such notice, whichever is earlier.

AVAILABLE INFORMATION

Shareholders of record on February 27, 2003 will receive with this Proxy Statement a copy of the Company's 2002 Annual Report on Form 10-K, containing detailed financial information concerning the Company. The Company's 2002 Annual Report filed on Form 10-K is also available on-line from the U.S. Securities and Exchange Commission's EDGAR database at the following address: *www.sec.gov/cgi-bin/srch-edgar?progress+software* or *www.sec.gov/cgi-bin/browse-edgar?company= progress+software&action=getcompany*.